UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: January 23, 2006
(Date of earliest event reported)

KIMBERLY-CLARK CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**1-225**	**39-0394230**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 619100, Dallas, Texas	**75261-9100**
(Address of principal executive offices)	(Zip Code)

(972) 281-1200
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

Attached and incorporated herein by reference as Exhibit 99.1 is a copy of the press release of Kimberly-Clark Corporation, dated January 24, 2006, reporting the Corporation's results of operations for the quarter and full year ended December 31, 2005.

The information, including exhibits attached hereto, in Item 2.02 of this Current Report is being furnished and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. The information in Item 2.02 of this Current Report shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as otherwise expressly stated in such filing.

Item 2.05   Costs Associated with Exit or Disposal Activities

In July 2005, the Corporation announced a multi-year program to further improve its competitive position by accelerating investments in targeted growth opportunities, streamlining its worldwide manufacturing operations and enhancing the efficiency and cost effectiveness of its administrative operations (Competitive Improvement Initiatives). The Corporation authorized the initial phase of the Competitive Improvement Initiatives in July 2005.

On January 18, 2006, the Corporation authorized two subsequent phase projects pursuant to the Competitive Improvement Initiatives.

These projects are expected to be completed by the end of 2007. A project to reduce the workforce in Europe in order to streamline administrative operations was announced on January 23, 2006. The second project authorized the closure of two manufacturing facilities elsewhere. After tax charges in connection with these projects are expected to total approximately $55-$65 million ($75-$85 million before tax). The Corporation anticipates that the charges for these subsequent phase projects will be incurred for the following categories at the indicated estimated amounts: workforce reduction costs (approximately $50 million); accelerated depreciation (approximately $20 million); and other associated costs (approximately $10 million).

Forward Looking Statements.

This Current Report on Form 8-K may contain forward-looking statements that are based upon management's expectations and beliefs concerning future events impacting the company. Certain matters contained herein concerning the business outlook, including new product introductions, cost savings and acquisitions, anticipated costs and savings related to the Competitive Improvement Initiatives, anticipated financial and operating results, strategies, contingencies, and anticipated transactions of the company constitute forward-looking statements and are based upon management's expectations and beliefs concerning future events impacting the company. There can be no assurance that these future events will occur as anticipated or that the company's results will be as estimated. For a description of certain factors that could cause the company's future results to differ materially from those expressed in any such forward-looking statements, see the section of Part I, Item 1 of the company's Annual Report on Form 10-K for the year ended December 31, 2004 entitled "Factors That May Affect Future Results."

<u>SIGNATURE</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KIMBERLY-CLARK CORPORATION

Date: January 24, 2006   By: <u>/s/ Mark A. Buthman   </u>
                                                Mark A. Buthman
                                                Senior Vice President and
                                                Chief Financial Officer

EXHIBIT INDEX

(99.1)   Press release issued by Kimberly-Clark Corporation on January 24, 2006, regarding the Corporation's results of operations for the quarter and full year ended December 31, 2005.

KIMBERLY-CLARK ANNOUNCES FOURTH QUARTER RESULTS

4Q '05 Sales Rose 3 Percent to $4.0 Billion; EPS Before Unusual Items Were 95 Cents, in Line With Previous Guidance for the Quarter

ROIC Improves 70 Basis Points in 2005, Surpassing Annual Target

Company Expects Continued EPS Growth in 2006 Consistent With   External Expectations

DALLAS, January 24, 2006—Kimberly-Clark Corporation (NYSE: KMB) today reported that sales in the fourth quarter of 2005 rose 2.8 percent to $4.0 billion, with higher sales volumes, net selling prices and favorable product mix all contributing to the improvement. Diluted net income of 79 cents per share decreased 14 percent compared with income from continuing operations of 92 cents per share in 2004. However, earnings before unusual items in the fourth quarter of 2005 increased 3 percent to 95 cents per share, excluding charges related to competitive improvement initiatives for streamlining the company's operations, incremental tax expense for repatriating earnings of certain foreign subsidiaries and the cumulative effect of an accounting change related to asset retirement obligations.

In the fourth quarter of 2004, reported net income of 91 cents per share included a loss of 1 cent per share from discontinued operations, representing the results of the company's former fine paper and technical paper businesses that were part of the Neenah Paper spin-off to shareholders on November 30, 2004.

Chairman and Chief Executive Officer Thomas J. Falk said, "I am proud of our accomplishments in 2005 in what has been a tough environment. K-C teams executed our Global Business Plan well all year long, enabling us to deliver on our commitments for the fourth quarter and the full year despite significant inflationary pressures. Even though we had to absorb cost inflation of approximately $400 million in 2005 -- more than double the level expected heading into the year -- we stepped up our brand-building efforts, investing about $90 million in incremental marketing and research expenses. We also launched a series of targeted growth initiatives to further improve our competitive position and made substantial progress implementing the new strategic cost reductions that will help fund those growth investments. Moreover, I'm encouraged by the 70 basis point improvement we achieved in return on invested capital, which indicates that our financially disciplined approach to managing the business is working."

The company noted that sales growth for the quarter reflected a 2 percent increase in sales volumes and a 1 percent improvement in both net selling prices and product mix, partially offset by foreign currency effects of approximately 1 percent. Highlights included continued double-digit sales gains in developing and emerging markets as well as strong growth for bathroom tissue, facial tissue and training and youth pants in North America.

Top-line growth, continued successful cost and tax savings initiatives and the company's ongoing share repurchase program contributed positively to fourth quarter results. As a result, earnings per share before unusual items improved 3 percent, despite inflation in key cost components totaling approximately $110 million.

Review of fourth quarter sales by segment

Sales of **consumer tissue** products increased 4.8 percent. Sales volumes grew 5 percent and product mix improved 1 percent, while changes in currency exchange rates reduced sales by 1 percent. Net selling prices were unchanged.

In North America, sales of consumer tissue products climbed approximately 10 percent, driven by 7 percent higher sales volumes compared with the fourth quarter of 2004. Kleenex facial tissue, Scott bathroom tissue and Viva towels all delivered solid volume growth. The Kleenex brand benefited from a stronger cold and flu season and higher sales of super-premium product offerings. Scott bathroom tissue volumes increased at a double-digit rate for the third consecutive quarter, boosted by the innovative Scott Extra Soft line extension. Meanwhile, net selling prices and product mix were both about 1 percent better. In Europe, consumer tissue sales decreased 7 percent, but were down 1 percent before currency effects. Sales volumes rose about 1 percent and product mix improved by a similar amount, driven by premium Andrex bathroom tissue offerings, including new Andrex Quilts, in the U.K. Net selling prices, however, were approximately 3 percent lower in continued competitive market conditions. Consumer tissue sales in developing and emerging markets advanced 12 percent, with increased sales volumes in all regions, slightly higher selling prices, favorable currency and product mix all contributing to the improvement.

Sales of **personal care** products rose 2.4 percent in the fourth quarter. Net selling prices were up nearly 2 percent and accounted for most of the increase, while currency rates provided a modest benefit. Overall sales volumes were even with the year-ago period. Pricing improved in all regions except Europe, where the company continues to respond to competitive activity.

Personal care sales in North America were essentially even with the fourth quarter of 2004. Net selling prices moved up about 2 percent; however, sales volumes and product mix each declined approximately 1 percent. Although Huggies baby wipes and toiletries and the company's child care and incontinence care brands achieved good volume gains, sales of Kotex feminine care products declined during the quarter, offsetting those improvements. In addition, diaper sales volumes were down slightly versus a strong performance in the prior year. Late in the quarter, the company reversed most of the price increases for diapers and training pants in the U.S. that had been implemented during the third quarter, matching a move by its major competitor. In Europe, sales decreased 15 percent and were down about 10 percent excluding currency. Sales volumes and selling prices were both 5 percent lower. Even though diaper volumes were down 4 percent overall, sales volumes of Huggies diapers in the company's four core European markets – the U.K., France, Italy and Spain – advanced 4 percent. In developing and emerging markets, personal care sales jumped 13 percent, driven by strong volume growth and currency benefits in Latin America, along with higher selling prices and improved product mix in all regions.

Sales of **business-to-business** products decreased 3.4 percent in the quarter, but were about 2 percent greater excluding 2004 sales from pulp operations that were part of the Neenah Paper spin-off. Sales volumes were up 2 percent during the quarter, reflecting 3 percent volume growth for K-C Professional globally and a slight decrease in Health Care volumes. Net selling prices rose 1 percent, with higher prices for K-C Professional's products in North America and Europe accounting for the entire increase. Currency effects, however, adversely affected the sales comparison for the quarter by 1 percent.

Other fourth quarter operating results

Operating profit before unusual items in the fourth quarter of 2005 was $633 million, approximately 1 percent below the prior year. Continued top-line growth and gross cost savings of more than $60 million were not sufficient to fully offset approximately $110 million of cost inflation. Cost inflation in the fourth quarter included nearly $45 million for raw materials other than fiber, driven by increases in the cost of polymer resins, superabsorbents and other oil-based materials, more than $30 million in energy costs, $30 million in distribution costs as well as $5 million in higher fiber costs. During the quarter, the company also funded approximately $15 million of additional marketing and research spending for new and improved products.

Other income and expense, net, in the fourth quarter included a benefit of nearly $10 million from insurance proceeds related to a fire in 2004 at one of the company's facilities in Europe. This gain, however, was essentially offset by a charge of more than $9 million, recorded in cost of sales, to write down an investment in an historic renovation project.

The company's effective tax rate in the fourth quarter of 2005 was 23.6 percent. Excluding unusual items, however, the effective tax rate for the quarter was 20.7 percent compared with 22.3 percent in the prior year. The decline was primarily due to resolution of prior period tax matters along with greater income tax benefits from the company's ownership interest in synthetic fuel partnership activities. The effective tax rate in the fourth quarter before the effects of the synthetic fuel activities in both years and excluding the unusual items in 2005 was 28.9 percent compared with 29.6 percent in 2004.

Kimberly-Clark's share of net income of equity companies in the fourth quarter rose 14 percent to $37 million, driven by higher net income at Kimberly-Clark de Mexico, S.A. de C.V. Continued strong performance by its consumer business helped K-C de Mexico achieve double-digit growth in sales and operating profit, before currency transaction expenses, for the fourth straight quarter.

Cash flow and balance sheet

Cash provided by operations increased slightly to $676 million in the fourth quarter compared with $669 million in 2004. Capital spending was $258 million versus $212 million in the year-ago quarter. As a result, the total for the full year of 2005 was $710 million, or approximately 4.5 percent of sales. At December 31, 2005, total debt and preferred securities was $4.6 billion, compared with $4.2 billion at the end of 2004.

During the fourth quarter, the company repurchased approximately 8.6 million shares of its common stock at a cost of $500 million, bringing the total for the full year to 24.3 million shares at a cost of $1.5 billion. The lower average number of outstanding shares versus the year-ago quarter benefited earnings per share comparisons by 4 percent.

2006 Outlook

The company detailed its planning assumptions for 2006 as follows:

- Anticipated revenue growth of 3 to 5 percent, in line with its long-term objective. Volume gains are expected to drive this performance with modestly higher prices mostly offset by foreign currency effects.

- Operating profit (before unusual items) growth of 3 to 6 percent despite projected cost inflation of approximately $200 million and stock option expense of $45 to $50 million. The company noted that it plans to begin expensing stock options in the first quarter of 2006 using the prospective method under the provisions of Statement of Financial Accounting Standards 123R.

- Cost savings from the company's FORCE (Focused on Reducing Costs Everywhere) program are expected to total at least $150 million. In addition, the company is targeting $80 to $100 million of savings from the new strategic cost reduction initiatives announced in July 2005, including benefits from a plan to reduce selling, general and administrative expenses in Europe.

- Strategic marketing and R&D spending is anticipated to continue to increase at a faster rate than sales to support new and improved products.

- The effective tax rate (before unusual items) for the year is expected to be in a range of 28 to 29.5 percent, which reflects the company's current expectation that it will receive no benefit from synthetic fuel partnership activities in 2006.

- Share repurchases of about $750 million are anticipated, subject to market conditions. This equates to approximately 3 percent of outstanding shares and is consistent with the Global Business Plan target of 2 to 3 percent.

- Capital spending should total $900 million to $1 billion, consistent with the long-range objective for annual spending of 5 to 6 percent of sales. This includes spending for a new world-class tissue machine in the U.S. that will start up in 2007.

- A dividend increase, effective in April 2006, in the high single, low double-digit percentage range subject to approval by the Board of Directors.

Commenting on the outlook, Falk said, "Over the past two years, we have made many positive changes to our businesses under our Global Business Plan and we expect further progress in 2006. The top-line should continue to benefit from new and improved products and strong growth in developing and emerging markets. We are also confident that we will generate additional cost savings in 2006 and beyond. And while we anticipate continued inflationary pressures, we are intent on delivering sustainable bottom-line growth. We also remain focused on increasing cash flow from operations and further improving ROIC.

"All in all, we expect earnings per share before unusual items in 2006 will be in a range of $3.85 to $3.95. This is consistent with external expectations, adjusted for stock option expense.

"As for the first quarter, we believe earnings per share before unusual items will be in a range of 90 to 93 cents per share, similar to or slightly better than in 2005, taking stock option expense into account. We expect to deliver solid top-line growth. At the same time, however, cost inflation will moderate margin improvement in the early part of the year before announced price increases become fully effective and cost reductions begin to ramp up."

Competitive improvement initiatives

During the fourth quarter, the company made further progress implementing the strategic cost reductions that will support the targeted growth investments announced in July 2005. As previously noted, the company plans to reduce costs by streamlining manufacturing and administrative operations primarily in North America and Europe, creating an even more competitive platform for growth and margin improvement.

Pretax charges totaling $61 million (approximately $41 million after tax) related to these cost reduction initiatives were recorded in the fourth quarter. Most of the pretax charges were noncash, primarily for accelerated depreciation. Major components of the charges were for consolidation of North Atlantic feminine and adult care operations, cost structure improvements in Europe and moves to reduce overall costs of the company's global health care business.

To date, employees have been notified about workforce reductions and other actions at 13 of the approximately 24 facilities slated for sale, closure or streamlining as part of the cost reduction initiatives, and pretax charges of $229 million (about $168 million after tax) have been recorded. As previously announced, the initial phase should be complete by mid-2007, with pretax charges amounting to $500 to $550 million ($355 to $390 million after tax). Including subsequent phases through the end of 2008, the company expects to incur cumulative pretax charges of

$900 million to $1.1 billion ($625 to $775 million after tax) that will yield annual pretax savings of $300 to $350 million by 2009.

Savings of approximately $10 million were realized in 2005, including about $7 million in the fourth quarter.

The company will continue to report on the progress of these strategic cost reduction activities on a quarterly basis and provide information about future phases as specific projects are approved and implemented.

Incremental tax expense

During the fourth quarter, the company completed its evaluation of whether to repatriate unremitted earnings of certain foreign subsidiaries in 2005 under the provisions of the American Jobs Creation Act ("AJCA") and repatriated an additional $325 million of foreign earnings. As a result, an incremental tax expense of approximately $21 million was incurred. Including earnings repatriated during the second quarter, the company repatriated a total of approximately $985 million of foreign earnings under AJCA in 2005 with a related incremental tax cost of about $55 million.

Accounting change

As required, the company implemented FIN 47, an interpretation of Statement of Financial Accounting Standards 143, *Accounting for Asset Retirement Obligations*, in the fourth quarter. Under FIN 47, a conditional asset retirement obligation ("CARO") must be recorded if the liability can be reasonably estimated. A CARO is an obligation that arises at the time an asset is retired or disposed of and for which the timing and/or method of settlement are conditional on future events. Examples of CAROs relevant to the company are the obligations to remove leasehold improvements if and when the company vacates certain leased premises and the obligations to remediate potential environmental conditions when a facility is disposed of or sold.

The cumulative effect of this accounting change to establish a CARO liability at December 31, 2005 was a charge, net of income taxes, of $12 million, or approximately 3 cents per share.

Full year results

For the full year of 2005, sales of $15.9 billion were up about 5 percent from $15.1 billion in the prior year, as a result of a 3 percent increase in sales volumes, a 1 percent improvement in selling prices and favorable currency effects of 2 percent, partially offset by the divestiture of pulp operations. Operating profit before unusual items rose approximately 1 percent to $2,539 million in 2005 versus $2,506 million in 2004. The company generated gross cost savings of nearly $210 million in 2005, in line with its objective to save at least $200 million. However, operating profit growth was tempered by inflation in key cost components totaling approximately $400 million. For the year, diluted earnings per share before unusual items were $3.78 in 2005 versus diluted earnings per share from continuing operations of $3.55 in 2004, an improvement of more than 6 percent. Including unusual items in 2005 and income from discontinued operations in 2004, diluted net income for the full year was $3.28 per share in 2005 and $3.61 per share in 2004.

Non-GAAP financial measures

Certain financial measures contained in this press release exclude prior year net sales of the pulp operations, which were spun off in the fourth quarter of 2004, charges related to competitive improvement initiatives for streamlining the company's operations, incremental tax expenses arising out of repatriation of earnings of foreign subsidiaries under the American Jobs Creation Act, the cumulative effect of an accounting change and the effects of the company's synthetic fuel partnership activities on the effective tax rate. Financial measures which exclude those items have not been determined in accordance with generally accepted accounting principles and are therefore "non-GAAP" financial measures.

Kimberly-Clark management believes that investors' understanding of the company's performance is enhanced by disclosing these non-GAAP financial measures as a reasonable basis for comparison of the company's ongoing results of operations. The attached Non-GAAP Reconciliation Schedules provide reconciliations of these non-GAAP financial measures to the most closely analogous measure determined in accordance with generally accepted accounting principles.

Conference call

A conference call to discuss this news release and other matters of interest to investors and analysts will be held at 9 a.m. (CST) today. The conference call will be simultaneously broadcast over the World Wide Web. Stockholders and others are invited to listen to the live broadcast or a playback, which can be accessed by following the instructions set out in the Investors section of the company's Web site (www.kimberly-clark).

About Kimberly-Clark

Kimberly-Clark and its well-known global brands are an indispensable part of life for people in more than 150 countries. Every day, 1.3 billion people – nearly a quarter of the world's population – trust K-C brands and the solutions they provide to enhance their health, hygiene and well-being. With brands such as Kleenex, Scott, Huggies, Pull-Ups, Kotex and Depend, Kimberly-Clark holds No. 1 or No. 2 share positions in more than 80 countries. To keep up with the latest K-C news and to learn more about the company's 134-year history of innovation, visit www.kimberly-clark.

Copies of Kimberly-Clark's Annual Report to Stockholders and its proxy statements and other SEC filings, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, are made available free of charge on the company's Web site on the same day they are filed with the SEC. To view these filings, visit the Investors section of the company's Web site.

Certain matters contained in this news release concerning the business outlook, including new product introductions, cost savings and acquisitions, anticipated costs and savings related to the Competitive Improvement Initiatives, anticipated financial and operating results, strategies, contingencies and anticipated transactions of the company constitute forward-looking statements and are based upon management's expectations and beliefs concerning future events impacting the company. There can be no assurance that these future events will occur as anticipated or that the company's results will be as estimated. For a description of certain factors that could cause the company's future results to differ materially from those expressed in any such forward-looking statements, see the section of Part I, Item 1 of the company's Annual Report on Form 10-K for the year ended December 31, 2004 entitled "Factors That May Affect Future Results."

KIMBERLY-CLARK CORPORATION
PERIODS ENDED DECEMBER 31
(Millions, except per share amounts)

EARNINGS SUMMARY:

The following tables present the reconciliation of a non-GAAP financial measure to reported GAAP net income.

Three Months Ended December 31, 2005:

	Income (Expense)	Diluted Earnings Per Share
Earnings Before Unusual Items..	$ 445.3	$ .95
Charges for Unusual Items:		
Competitive Improvement Initiatives	(41.2)	(.09)
Income Taxes on American Jobs Creation Act Dividends.............................	(20.7)	(.04)
Cumulative Effect of Accounting Change	(12.3)	(.03)
Net Income..	$ 371.1	$ .79

Twelve Months Ended December 31, 2005:

	Income (Expense)	Diluted Earnings Per Share
Earnings Before Unusual Items..	$ 1,803.7	$ 3.78
Charges for Unusual Items:		
Competitive Improvement Initiatives	(167.6)	(.35)
Income Taxes on American Jobs Creation Act Dividends.............................	(55.5)	(.12)
Cumulative Effect of Accounting Change	(12.3)	(.03)
Net Income..	$ 1,568.3	$ 3.28

There were no unusual items in 2004.

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KIMBERLY-CLARK CORPORATION
PERIODS ENDED DECEMBER 31
(Millions, except per share amounts)

	Three Months Ended December 31		
	2005	2004	Change
Net Sales	$ 4,008.9	$ 3,901.4	+ 2.8%
Cost of products sold	2,719.3	2,582.5	+ 5.3%
Gross Profit	1,289.6	1,318.9	- 2.2%
Marketing, research and general expenses	715.9	663.9	+ 7.8%
Other (income) expense, net	1.5	13.6	- 89.0%
Operating Profit	572.2	641.4	- 10.8%
Nonoperating expense	(41.6)	(41.8)	- 0.5%
Interest income	5.8	5.2	+ 11.5%
Interest expense	(52.0)	(42.0)	+ 23.8%
Income Before Income Taxes, Equity Interests and Discontinued Operations	484.4	562.8	- 13.9%
Provision for income taxes	(114.1)	(125.7)	- 9.2%
Share of net income of equity companies	37.2	32.7	+ 13.8%
Minority owners' share of subsidiaries' net income	(24.1)	(20.0)	+ 20.5%
Income From Continuing Operations	383.4	449.8	- 14.8%
Income from discontinued operations, net of income taxes	-	(4.5)	N.M.
Income Before Cumulative Effect of Accounting Change	383.4	445.3	- 13.9%
Cumulative effect of accounting change, net of income taxes	(12.3)	-	N.M.
Net Income	$ 371.1	$ 445.3	- 16.7%
Diluted Per Share Basis:			
Continuing Operations	$ .82	$ .92	- 10.9%
Discontinued Operations	-	(.01)	N.M.
Cumulative Effect of Accounting Change	(.03)	-	N.M.
Net Income	$ .79	$ .91	- 13.2%

Discontinued operations represents the results of the Corporation's former fine paper and technical paper businesses that were part of the November 30, 2004 Neenah Paper spin-off.

N.M. – Not meaningful

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KIMBERLY-CLARK CORPORATION
PERIODS ENDED DECEMBER 31
(Millions, except per share amounts)

Notes (Three Months):

1. In 2005, charges of $61.9 million for unusual items are included as follows:

Cost of products sold	$ 41.1
Marketing, research and general expenses	19.5
Provision for income taxes	(19.4)
Competitive Improvement Initiatives	41.2
Provision for income taxes – American Jobs Creation Act dividends	20.7
Total charges	$ 61.9

2. The Corporation accounts for stock-based compensation using the intrinsic-value method. The following presents pro forma information about net income and earnings per share as if the Corporation had applied fair value expense recognition to all employee stock options granted.

(Millions of dollars, except per share amounts)	2005	2004
Pro forma net income	$ 363.5	$ 434.3
Pro forma earnings per share – diluted.......................................	$ .78	$ .89

Unaudited

KIMBERLY-CLARK CORPORATION
PERIODS ENDED DECEMBER 31
(Millions, except per share amounts)

	Twelve Months Ended December 31		
	2005	2004	Change
Net Sales	$ 15,902.6	$ 15,083.2	+ 5.4%
Cost of products sold..	10,827.4	10,014.7	+ 8.1%
Gross Profit	5,075.2	5,068.5	+ 0.1%
Marketing, research and general expenses........................	2,737.4	2,510.9	+ 9.0%
Other (income) expense, net	27.2	51.2	- 46.9%
Operating Profit...	2,310.6	2,506.4	- 7.8%
Nonoperating expense...	(179.0)	(158.4)	+ 13.0%
Interest income...	27.5	17.9	+ 53.6%
Interest expense..	(190.2)	(162.5)	+ 17.0%
Income Before Income Taxes,			
Equity Interests and Discontinued Operations	1,968.9	2,203.4	- 10.6%
Provision for income taxes..	(438.4)	(483.9)	- 9.4%
Share of net income of equity			
companies...	136.6	124.8	+ 9.5%
Minority owners' share of			
subsidiaries' net income	(86.5)	(73.9)	+ 17.1%
Income From Continuing Operations.....................................	1,580.6	1,770.4	- 10.7%
Income from discontinued operations,			
net of income taxes..	-	29.8	N.M.
Income Before Cumulative Effect of Accounting			
Change	1,580.6	1,800.2	- 12.2%
Cumulative effect of accounting change,			
net of income taxes..	(12.3)	-	N.M.
Net Income...	$ 1,568.3	$ 1,800.2	- 12.9%
Diluted Per Share Basis:			
Continuing Operations	$ 3.31	$ 3.55	- 6.8%
Discontinued Operations..	-	.06	N.M.
Cumulative Effect of Accounting Change	(.03)	-	N.M.
Net Income...	$ 3.28	$ 3.61	- 9.1%

Discontinued operations represents the results of the Corporation's former fine paper and technical paper businesses that were part of the November 30, 2004 Neenah Paper spin-off.

N.M. – Not meaningful
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KIMBERLY-CLARK CORPORATION
PERIODS ENDED DECEMBER 31
(Millions, except per share amounts)

Notes (Twelve Months):

1. In 2005, charges of $223.1 million for unusual items are included as follows:

Cost of products sold	$ 201.6
Marketing, research and general expenses	27.0
Provision for income taxes	(61.0)
Competitive Improvement Initiatives	167.6
Provision for income taxes – American Jobs Creation Act dividends	55.5
Total charges	$ 223.1

2. The Corporation accounts for stock-based compensation using the intrinsic-value method. The following presents pro forma information about net income and earnings per share as if the Corporation had applied fair value expense recognition to all employee stock options granted.

(Millions of dollars, except per share amounts)	2005	2004
Pro forma net income	$ 1,531.9	$ 1,761.6
Pro forma earnings per share – diluted..	$ 3.21	$ 3.53

3. Other Information:

	Twelve Months Ended December 31	
	2005	2004
Cash Dividends Declared		
Per Share	$ 1.80	$ 1.60

	December 31	
Common Shares (Millions)	2005	2004
Outstanding, as of	461.5	482.9
Average Diluted for:		
Three Months Ended	467.4	490.4
Twelve Months Ended	477.4	499.2

Unaudited

KIMBERLY-CLARK CORPORATION
PERIODS ENDED DECEMBER 31
(Millions)

Supplemental Financial Information:

	2005	2004
Preliminary Balance Sheet Data:		
Cash and cash equivalents...	$ 364.0	$ 594.0
Accounts receivable	2,101.9	2,038.3
Inventories..	1,752.1	1,670.9
Total assets..	16,303.2	17,018.0
Accounts payable	1,354.3	1,248.7
Debt payable within one year...	1,222.5	1,214.7
Total current liabilities	4,644.7	4,537.2
Long-term debt...	2,594.7	2,298.0
Preferred securities of subsidiary	757.4	722.9
Stockholders' equity..	5,563.4	6,629.5

Preliminary Cash Flow Data -
   Continuing Operations:

	Twelve Months Ended December 31	
"Free Cash Flow" Reconciled to	2005	2004
Cash Provided by Operations:		
Free cash flow	$ 763.8	$ 1,423.3
Capital spending...	709.6	535.0
Cash dividends paid	838.4	767.9
Cash provided by operations	$ 2,311.8	$ 2,726.2
Cash used for investing	$ (596.2)	$ (495.4)
Cash used for financing..	$ (1,929.7)	$ (2,174.9)
Depreciation and amortization	$ 860.4	$ 800.3

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Description of Business Segments

The Corporation is organized into operating segments based on product groupings. These operating segments have been aggregated into three reportable global business segments: Personal Care; Consumer Tissue; and Business-to-Business. The reportable segments were determined in accordance with how the Corporation's executive managers under the direction of the Chief Executive Officer develop and execute the Corporation's global strategies to drive growth and profitability of the Corporation's worldwide Personal Care, Consumer Tissue and Business-to-Business operations. These strategies include global plans for branding and product positioning, technology, research and development programs, cost reductions including supply chain management, and capacity and capital investments for each of these businesses. Segment management is evaluated on several factors, including operating profit. Segment operating profit excludes other income and (expense), net; income and expense not associated with the business segments; and the costs of corporate decisions related to the Competitive Improvement Initiatives. Corporate & Other includes the costs of the Competitive Improvement Initiatives.

The principal sources of revenue in each of our global business segments are described below.

The Personal Care segment manufactures and markets disposable diapers, training and youth pants and swimpants; baby wipes; feminine and incontinence care products; and related products. Products in this segment are primarily for household use and are sold under a variety of brand names, including Huggies, Pull-Ups, Little Swimmers, GoodNites, Kotex, Lightdays, Depend, Poise and other brand names.

The Consumer Tissue segment manufactures and markets facial and bathroom tissue, paper towels, napkins and related products for household use. Products in this segment are sold under the Kleenex, Scott, Cottonelle, Viva, Andrex, Scottex, Hakle, Page and other brand names.

The Business-to-Business segment manufactures and markets disposable, single-use, health and hygiene products to the away-from-home marketplace. These products include facial and bathroom tissue, paper towels, napkins, wipers, surgical gowns, drapes, infection control products, sterilization wrap, disposable face masks and exam gloves, respiratory products, other disposable medical products and other products. Products in this segment are sold under the Kimberly-Clark, Kleenex, Scott, Kimwipes, WypAll, Surpass, Safeskin, Tecnol, Ballard and other brand names.

Unaudited

KIMBERLY-CLARK CORPORATION
SELECTED BUSINESS SEGMENT DATA
PERIODS ENDED DECEMBER 31

	Three Months Ended December 31			Twelve Months Ended December 31		
	2005	2004	Change	2005	2004	Change
NET SALES:						
Personal Care	$1,546.2	$ 1,509.6	+2.4%	$ 6,287.4	$ 5,975.1	+ 5.2%
Consumer Tissue....................................	1,485.7	1,417.7	+4.8%	5,781.3	5,343.0	+ 8.2%
Business-to-Business..	972.3	1,006.1	- 3.4%	3,821.8	3,957.9	- 3.4%
Corporate & Other................................	9.1	8.7	+4.6%	31.4	24.3	+29.2%
Intersegment Sales................................	(4.4)	(40.7)	N.M.	(19.3)	(217.1)	N.M.
Consolidated..	$4,008.9	$ 3,901.4	+2.8%	$15,902.6	$15,083.2	+ 5.4%
OPERATING PROFIT:						
Personal Care	$ 298.7	$ 311.5	- 4.1%	$ 1,242.2	$ 1,253.2	- 0.9%
Consumer Tissue....................................	209.4	223.2	- 6.2%	805.8	803.1	+ 0.3%
Business-to-Business..	179.1	174.3	+2.8%	673.2	656.6	+ 2.5%
Corporate & Other................................	(113.5)	(54.0)	N.M.	(383.4)	(155.3)	N.M.
Other income (expense), net..	(1.5)	(13.6)	-89.0%	(27.2)	(51.2)	-46.9%
Consolidated..	$ 572.2	$ 641.4	-10.8%	$ 2,310.6	$ 2,506.4	- 7.8%

The above segment data is presented on a continuing operations basis that reflects the November 30, 2004 spin-off of the Corporation's former fine paper and technical paper businesses.

Corporate & Other, for the three months and twelve months ended December 31, 2005, includes $60.6 million, and $228.6 million, respectively, of pre-tax charges for the Competitive Improvement Initiatives.

N.M.-Not meaningful
Unaudited

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KIMBERLY-CLARK CORPORATION
PERIODS ENDED DECEMBER 31

NON-GAAP RECONCILIATION SCHEDULES

The following table presents the reconciliation of non-GAAP financial measures to reported GAAP financial measures.

Supplemental Net Sales Data:

Variance comparison of reported net sales to net sales excluding divested pulp operations

Fourth Quarter of 2005 versus Fourth Quarter of 2004

	Business-to-Business	
	Reported	Excluding
Total Change	-3.4%	2.1%
Volume	2%	2%
Net Selling Price	1%	1%
Currency	-1%	-1%
Mix/Other	0%	0%
Pulp Sales	-5%	0%

The above table presents the percentage variation in net sales on an as reported (GAAP) basis and excluding pulp operations which were divested as part of the November 30, 2004 Neenah Paper spin-off. The press release includes commentary that compares 2005 net sales for the business-to-business segment to 2004 net sales excluding those pulp operations.

KIMBERLY-CLARK CORPORATION
PERIODS ENDED DECEMBER 31
(Millions)

Effective Income Tax Rate Reconciliation – Unusual Items and Synthetic Fuel Partnership Activities:

	Three Months Ended December 31, 2005				
	As Reported	Unusual Items	Excluding Unusual Items	Synthetic Fuel Effect of Activities	Excluding Activities
Income Before Income Taxes	$ 484.4	$ (60.6)	$ 545.0	$ (41.6)	$ 586.6
Provision for Income Taxes	114.1	1.3	112.8	(56.5)	169.3
Net Synthetic Fuel Benefit				$ 14.9	
Effective Income Tax Rate	23.6%		20.7%		28.9%

	Three Months Ended December 31, 2004				
	As Reported	Unusual Items	Excluding Unusual Items	Synthetic Fuel Effect of Activities	Excluding Activities
Income Before Income Taxes	$ 562.8	$ -	$ 562.8	$ (41.8)	$ 604.6
Provision for Income Taxes	125.7	-	125.7	(53.4)	179.1
Net Synthetic Fuel Benefit				$ 11.6	
Effective Income Tax Rate	22.3%		22.3%		29.6%

KIMBERLY-CLARK CORPORATION
PERIODS ENDED DECEMBER 31
(Millions)

Effective Income Tax Rate Reconciliation – Unusual Items and Synthetic Fuel Partnership Activities:

	Twelve Months Ended December 31, 2005				
			Excluding	Synthetic Fuel	
	As	Unusual	Unusual	Effect of	Excluding
	Reported	Items	Items	Activities	Activities
Income Before					
Income Taxes	$ 1,968.9	$ (228.6)	$ 2,197.5	$ (179.0)	$ 2,376.5
Provision for					
Income Taxes	438.4	(5.5)	443.9	(234.3)	678.2
Net Synthetic Fuel Benefit				$ 55.3	
Effective Income					
Tax Rate	22.3%		20.2%		28.5%

	Twelve Months Ended December 31, 2004				
			Excluding	Synthetic Fuel	
	As	Unusual	Unusual	Effect of	Excluding
	Reported	Items	Items	Activities	Activities
Income Before					
Income Taxes	$ 2,203.4	$ -	$ 2,203.4	$ (158.4)	$ 2,361.8
Provision for					
Income Taxes	483.9	-	483.9	(199.8)	683.7
Net Synthetic Fuel Benefit				$ 41.4	
Effective Income					
Tax Rate	22.0%		22.0%		28.9%

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